SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eldorado Gold Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

284902509
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284902509	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Helikon Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,442,433
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,442,433
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,442,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.00%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 284902509	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Mr. Federico Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,442,433
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,442,433
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,442,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.00%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 284902509	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Eldorado Gold Corp. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at Suite 1188 - Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5 Canada

Item 2(a).	NAME OF PERSON FILING

(i) Helikon Investments Limited a United Kingdom public limited company ("Helikon UK"), with respect to the Shares (as defined in Item 2(d) below), held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK; and

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the Shares directly held by the Helikon Fund.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

(i) Helikon UK; 105 Jermyn Street, London SW1Y 6EE

(ii) Mr. Riggio 105 Jermyn Street, London SW1Y 6EE.

Item 2(c).	CITIZENSHIP

Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of the Italy.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares (the "Shares")

Item 2(e).	CUSIP NUMBER

284902509

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 284902509	13G/A	Page 5 of 7 Pages

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 182,659,032 Common Shares outstanding as of December 31 2021, as the Reporting Persons have been informed via public information made available by the Issuer.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 284902509	13G/A	Page 6 of 7 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to Helikon UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Persons also undertake to furnish to the SEC staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 284902509	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 2, 2022

Helikon Investments Limited

/s/ Paul McLernon
Name:	Paul McLernon
Title:	Director

/s/ Federico Riggio
FEDERICO RIGGIO